FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  May , 2003

Commission File Number 001-31522

Eldorado Gold Corporation
(Translation of registrant's name into English)

Suite 920 - 1055 West Hasting Street Vancouver, British Columbia V6E 2E9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 -

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELDORADO GOLD CORPORATION

Date: May 13, 2003	/s/ Dawn Moss Dawn Moss, Corporate Secretary

March 31, 2004	Report to Shareholders
Suite 1188 – 550 Burrard Street Vancouver, British Columbia V6C 2B5 Phone: (604) 687-4018 Fax: (604) 687-4026

May 12, 2004

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

Eldorado Gold Corporation
Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)	March 31,	December 31,
	2004	2003
	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$93,630	$105,465
Accounts receivable	3,982	3,213
Inventories	5,196	5,623
	102,808	114,301

Property, plant and equipment	25,704	23,784
Mineral properties and deferred development	42,681	32,287
Investments and advances	1,224	1,258
Other assets and deferred charges	-	-
	$172,417	$171,630
LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$4,997	$7,164

	4,997	7,164

Asset retirement obligation	7,279	7,172
Contractual severance obligation	398	318
Deferred gain (loss)	-	(329)
Future income taxes	3,165	3,830
Convertible debentures	-	-

	15,839	18,155

SHAREHOLDERS' EQUITY
Share capital (Note 3)	445,115	444,665
Contributed surplus	1,094	1,094
Stock based compensation	5,456	1,418
Equity portion of convertible debentures	-	-
Deficit	(295,087)	(293,702)
	156,578	153,475
	$172,417	$171,630
Approved by the Board	Approved by the Board
"Robert Gilmore"	"Paul Wright"
Director	Director

Eldorado Gold Corporation
Consolidated Statements of Operations and Deficit
(Expressed in thousands of U.S. dollars except per share amounts)
	Three months ended
	March 31,	March 31,
	2004	2003
	(Unaudited)	(Unaudited)
Revenue
Gold sales	$8,973	$9,166
Interest and other income	967	282
	9,940	9,448
Expenses
Operating costs	6,265	5,050
Depletion, depreciation and amortization	1,059	2,564
General and administrative	1,245	1,038
Exploration expense	927	250
Interest and financing costs	-	192
Stock based compensation expense	3,316	722
Accretion expense	107	102
Foreign exchange loss (gain)	236	(2,267)
	13,155	7,651
Profit (loss) before the undernoted items	(3,215)	1,797
Gain on disposal of investments and advances	37	-

Profit (loss) before income taxes	(3,178)	1,797

Taxes
Current	1,845	(118)
Future	670	-
Net income (loss) for the period	$(663)	$1,679
Deficit at the beginning of the period:	(294,424)	(248,669)

Deficit at the end of the period	$(295,087)	$(246,990)
Weighted average number
of shares outstanding	254,236,824	209,956,508
Basic and Diluted Income (loss) per share - U.S.$	$-	$0.01
Basic and Diluted Income (loss) per share - CDN.$	$-	$0.01

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1st Quarter ended March 31, 2004 and 2003 (in thousands of U.S. dollars except per share and per ounce amounts)

Eldorado Gold Corporation

 Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

	Three months ended
	March 31,	March 31,
	2004	2003
	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net income (loss) for the period	$(663)	$1,679
Items not affecting cash
Depletion, depreciation and amortization	1,059	2,564
Future income taxes	(670)	-
Gain on sale of investments	-	-
Interest and financing costs	-	45
Amortization of hedging loss (gain )	329	(680)
Stock based compensation expense	3,316	722
Contractual serverance expense	80	-
Accretion expense	107	102
Foreign exchange loss (gain)	516	(2,430)
	4,074	2,002
(Increase) in accounts receivable	(769)	(47)
(Increase) decrease in inventories	427	7
(Decrease) Increase in accounts payable and accrued liabilities	(2,167)	(760)

	1,565	1,202
Cash flow from investing activities
Property, plant and equipment	(2,979)	(1,906)
Mineral properties and deferred development	(10,394)	(795)
Investments and advances	(35)	(4)
Proceeds from disposals of investments and advances	69	-

	(13,339)	(2,705)
Cash flow from financing activities
Issue of common shares:
Voting - for cash	450	3,003
	450	3,003

Foreign exchange gain (loss) on cash held in foreign currency	(511)	2,444
Net Increase (decrease) in cash and cash equivalents	(11,835)	3,944

Cash and cash equivalents at beginning of the period	105,465	37,627
Cash and cash equivalents at end of the period	$93,630	$41,571
Supplemental cash flow information
Interest paid	$-	$-
Income tax paid	$-	$10

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1st Quarter ended March 31, 2004 and 2003 (in thousands of U.S. dollars except per share and per ounce amounts)

1.

Nature of Operations

Eldorado Gold Corporation ("Eldorado", "the Company") is engaged in gold mining and related activities, including exploration and development, extraction, processing, and reclamation. Gold, the primary product, is produced in Brazil. Exploration activities are carried on in Brazil, Turkey and China.

The Company has not determined whether all its development properties contain ore reserves that are economically recoverable.  The recoverability of the amount shown for mineral properties and deferred development is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing, licenses and permits to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties.  The amounts shown as mineral properties and deferred development represent net costs to date, less amounts amortized and/or written off and do not necessarily represent present or future values.

2.

Significant Accounting Policies

Basis of presentation

These interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements.  These interim financial statements should be read in conjunction with the most recent annual financial statements of the company.

These financial statements follow the same accounting policies and methods of application as the most recent annual financial statements of the Company.

Earnings (loss) per share

Earnings or loss per common share is calculated using the weighted average number of common shares outstanding during each period. Diluted earnings or loss per common share is calculated using the treasury stock method which assumes that stock options are only exercised when the exercise price is below the average market price during the period, and that the Company will use the proceeds to purchase its common shares at their average market price during the period.

3.

Share Capital

(a)        Authorized and Issued Share Capital

Eldorado's authorized share capital consists of an unlimited number of voting and non-voting common shares with no par value.  The details of the common shares issued and outstanding are as follows:

2004	Shares Issued	Amount

Shares at beginning of the year	253,961,176	$444,665
Shares for exercised stock options	603,000	418
Shares for cash consideration - Warrants	10,100	32
Shares issue costs for cash consideration - Financing	-	-
Shares at March 31, 2004	254,574,276	$445,115

(b)      Share option plan

As at March 31, 2004, the Company has a share option plan as described in the most recent annual financial statements of the Company. The Company accounts for its grants under those plans in accordance with the fair value based method of accounting for stock based compensation. Compensation costs charged against net income in 2004 for the plans was $3,316.

A summary of the terms and status of Company's outstanding options at March 31, 2004 and the changes for the period ending on that date is presented below:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1st Quarter ended March 31, 2004 and 2003 (in thousands of U.S. dollars except per share and per ounce amounts)

	Three months ended
	March 31, 2004
Options	Outstanding	Weighted average
	Options	exercise price - Cdn.$
Outstanding at the beginning of the period	3,355,500	1.82
Granted	3,390,000	3.70
Exercised	(603,000)	0.92
Outstanding at the end of the period	6,142,500	2.95

Options exercisable at period end	5,319,166	2.88

3.  Share Capital (continued)

The following table summarizes information about share options granted during the three months ended March 31, 2004.

Number Outstanding	Weighted-Average	Weighted Average Exercise
At March 31, 2004	Remaining	Price - Cdn$
	Contractual Life
	(years)
160,000	0.18	0.56
10,000	0.84	0.80
110,000	2.32	0.37
697,500	3.09	0.97
1,775,000	4.13	2.70
3,390,000	4.84	3.70

6,142,500	4.26	2.95

The following table summarizes information about the warrants outstanding as at March 31, 2004.

Number Outstanding At March 31, 2004	Weighted-Average Remaining Contractual Life (years)	Weighted Average Conversion Price - Cdn.$
12,442,650	0.40	4.10
12,442,650	0.40	4.10

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1st Quarter ended March 31, 2004 and 2003 (in thousands of U.S. dollars except per share and per ounce amounts)

4.

Segmented Information

All of Eldorado's operations are related to the gold mining industry. Eldorado had one producing mine, São Bento, and has assets located in North America, South America, Turkey and Australia.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1st Quarter ended March 31, 2004 and 2003 (in thousands of U.S. dollars except per share and per ounce amounts)

4.

Segmented Information (continued)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1st Quarter ended March 31, 2004 and 2003 (in thousands of U.S. dollars except per share and per ounce amounts)

Management's Discussion and Analysis

First quarter ended March 31, 2004 and 2003

Expressed in thousands of U.S. dollars except per share and per ounce amounts

Please review this report with the Consolidated Financial Statements and accompanying Notes. All monetary amounts are in United States dollars unless otherwise noted.

The Management's Discussion and Analysis ("MD&A") contains certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Eldorado Gold Corporation ("Eldorado" or the "Company") are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

The MD&A is comprised of ten key sections.  The Overview provides a high level summary of Eldorado's financial results, operating performance and financial condition.  The Critical Accounting Policy section details the Company's key accounting policies.  The Critical Estimate section details the key estimates the Company utilizes in determining key financial information.  The financial Results of Operations section provides a detailed analysis of key financial components.  The Review of Operations section provides a detailed analysis of the Company's operating results at the São Bento mine.  The Summary of Quarterly Results and 1st Quarter Discussion details the revenue and net income (loss) figures for the past eight reporting quarters with a brief discussion summarizing the 1st quarter results. The Liquidity and Capital Resources section describes the Company's cash position and details the significant factors affecting Eldorado's operating, investing and financing results.  In the Risks and Uncertainties section, the risks associated with the business are identified, and the risk management programs in place to manage and mitigate exposures are discussed.  The Outlook section outlines Eldorado's key financial and operating plans for the remainder of 2004 and beyond.  Finally the Non-GAAP Measures sections provides definitions for non-GAAP performance measures to reported GAAP measures.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

The MD&A reviews the business of Eldorado Gold Corporation and compares its financial results for the first quarter of 2004 with those of the first quarter of 2003. In order to obtain a comprehensive understanding of the Company's financial condition and results of operations, it is best to read the MD&A together with the consolidated financial statements and accompanying Notes starting on page 6.

Eldorado's consolidated financial statements are expressed in United States ("U.S.") dollars. All monetary amounts in this report are in U.S. dollars except where otherwise indicated.

The Company's consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and filed with appropriate regulatory authorities in Canada and the United States.

Management's Discussion and Analysis

First quarter ended March 31, 2004 and 2003

Expressed in thousands of U.S. dollars except per share and per ounce amounts

1.  Overview

Eldorado is a North American based gold producer. The Company owns and operates a gold mine in Brazil, develops gold mineralized properties into mines, explores for and/or acquires precious mineral properties for exploration.

The Company is in a strong financial position.  Eldorado's cash flow from operating activities is positive, and at March 31, 2004 it had $93,630 in cash and short-term deposits. Cash is available to fund the construction of the Kisladag Project and to carry out planned exploration. The Company is debt free and production remains unhedged.

In 2004 the Company achieved a significant milestone at its Kisladag Gold Project ("Kisladag Project") in Turkey.  The Company acquired all of the private lands required for development of the Kisladag Project located in Western Turkey.  The Company has previously purchased all necessary Treasury Land and is moving forward to secure the lease agreements for access to Forestry Land.  Successful completion of the private land purchase enables the Company to proceed with the final stages in the permitting process, specifically the submission of the Zoning Plan and application for the Construction Permit leading to a construction decision in Q2 2004.  In addition, the Company is moving forward to secure timely delivery of the long lead time items, particularly the crushing system.

Turkish Value Added Tax ("VAT") law imposes VAT on goods and services sold in Turkey, the most common rate being 18%.  The VAT regulations have been modified such that the exemptions allowable on the export of gold doré have been removed and tax rebates granted by the government on the importation of equipment used in the construction of a precious metals mine have been rescinded. Representatives from the gold mining industry continue to have constructive dialogue with the Turkish Government in an effort to see further amendments to the VAT regulations to follow tax treatments offered in other international markets to avoid unfair competition against local producers of doré.

The Shaft Deepening Project continues at the São Bento Mine.  The Company continues its drilling program announced in 2003 to determine the status of the future resource.  The Company plans to announce the results of the drilling program in the Q2 2004.  Continued interference with production relating to the shaft deepening activities and infrastructure development at depth has necessitated a reduction in planned production at São Bento in 2004.  Revised estimates are 85,000 ounces of gold produced at a cash cost of $270 per ounce for 2004 improving to 94,000 ounces at $240 per ounce in 2005.

2.  Critical Accounting Policies

Eldorado's accounting policies are described in Note 2 to the consolidated financial statements.  Management considers the following policies to be the most critical in understanding the judgments that are involved in preparing Eldorado's consolidated financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows.

Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  The most significant estimates are related to the physical and economic lives of mineral assets, their recoverability, site restoration costs and related obligations.

Management's Discussion and Analysis

First quarter ended March 31, 2004 and 2003

Expressed in thousands of U.S. dollars except per share and per ounce amounts

Revenue Recognition

Eldorado recognizes revenue under the sales method.  The sales method recognizes gold sales when delivery is made and title to the refined gold passes to the purchaser.

Property, Plant and Equipment / Exploration and Development

In accordance with its accounting policies in these areas, Eldorado capitalizes costs incurred on properties after it has been established that there is a mineral resource on a property.  Upon commencement of production, capitalized costs for assets in use are subject to depreciation and depletion over their estimated useful lives.

Management's estimates of mineral prices, recoverable proven and probable reserves, resources, operating capital and reclamation costs are subject to risks and uncertainties, which may affect the assessment of recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect management's estimate of the net cash flow to be generated from its properties.

Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred.  A liability for the present value of estimated closure costs and the related asset created with it is recorded.  The related asset is then amortized over the remaining life of the asset and accretion expense relating to the liability is recognized using a credit-adjusted risk-free interest rate.  At various times the Company reviews the adequacy of Eldorado's asset retirement obligations based on Eldorado's current estimates of future costs.

Stock Based Compensation

The Company uses the fair value accounting based method for stock options.

3.

Critical Accounting Estimates

The Company, in assessing the carrying values of its properties, utilizes three critical accounting estimates as follows:

Reserves and Resources

Proven and probable reserves are determined in accordance with National Instrument 43-101 ("NI 43-101").

Gold Price

The Company estimates the future price of gold based on historical trends and published forecasted estimates.  Presently the Company's five-year plan assumes the following prices:

Management's Discussion and Analysis

First quarter ended March 31, 2004 and 2003

Expressed in thousands of U.S. dollars except per share and per ounce amounts

The resulting average price is U.S. $365/oz.

Operating Costs

The Company reports its operating costs in accordance with the Gold Institute Standard. Future operating costs however include estimates of currency foreign exchange and inflation trends.

4.  Consolidated Financial Results of Operations

The net loss reported by the Company in Q1 2004 results primarily from higher operating costs, stock compensation expense and a foreign exchange loss experienced during the period.

Revenues

The Company's revenues consist of sales of gold bullion. Gold bullion continues to be sold in 2004 to a number of financial and trading institutions.

Gold sales revenue was $9,302 in Q1 2004 compared with $8,486 in Q1 2003 reflecting a higher realized price per ounce of gold sold by São Bento.  This was partially offset by lower sales volumes and a hedging loss amortization. São Bento sold 22,793 ounces of gold in Q1 2004 at a realized price of $408/oz. compared to 23,854 ounces in Q1 2003 at a realized price of $356/oz. Consolidated gold production decreased by 3.1% from 2003 levels due primarily to the commencement of the Shaft Deepening Project that began in the second quarter of 2003. The completion of the Shaft Deepening Project in 2005 will facilitate mining both above and below the Mine's 30th level.  It is expected upon completion of the Shaft Deepening Project that production will increase and unit costs will decrease.

Management's Discussion and Analysis

First quarter ended March 31, 2004 and 2003

Expressed in thousands of U.S. dollars except per share and per ounce amounts

Consolidated total cash and production costs per ounce for the quarter were $284 and $341, respectively, compared with $222 and $338 respectively, in 2003.  Increase in cash costs is a direct result of the strengthening of the Brazilian Real, higher inflation rates and increased transportation costs as the mining is conducted beneath the present shaft bottom.  In addition, costs were adversely affected by higher than normal pyrrhotite content in the ore resulting in increased oxygen and cyanide consumption.

In 2001, the Company liquidated its gold hedge position and Eldorado remains unhedged. The Company continues to sell its gold production at spot prices and anticipates a strong gold price throughout fiscal 2004. The Company is forecasting an average gold price of $400/oz. in 2004.

In 2004 the Company may consider a hedge position by entering into put option contracts that clearly benefit the Company.  Put options purchased by the Company establish a minimum sales price for the production covered by such put options and permit the Company to participate in any price increases above the strike price of such put options but do not limit the Company's ability to benefit from a rising gold price.

Revenue includes a hedging loss for 2004 of $14/oz. compared to a gain of $28/oz. in 2003.  The hedging loss results from the liquidation of a portion of the Company's hedge book in the years 1998 through 2001. The funds obtained from these liquidations were used to reduce bank debt and fund working capital needs during the extended period of depressed gold prices. Canadian GAAP requires that gains or losses earned on liquidated gold hedges prior to the original scheduled delivery dates be recorded on the balance sheet and amortized to the Profit and Loss statements as originally scheduled. The hedging loss amortization of $329 in the first quarter of 2004 completes the amortization of the liquidation of the Company's hedge book.

Interest and Other Income

Interest and other income for Q1 2004 were $967, compared with $282 in Q1 2003. The increase in interest income in the current year is a reflection of continued earnings on Eldorado's substantial cash holdings.  The Company is committed to continue to invest its unused funds in the most beneficial manner.

Operating expenses at São Bento were $6,265 for Q1 2004 compared with $5,050 for Q1 2003.  The Company's operating expenses are derived from the total cash cost of sales at São Bento that increased in Q1 2004.

Management's Discussion and Analysis

First quarter ended March 31, 2004 and 2003

Expressed in thousands of U.S. dollars except per share and per ounce amounts

Depreciation, depletion and amortization expenses for mining assets are recorded on the life-of-mine method. Other assets are depreciated over their estimated useful lives.  The decrease in depreciation, depletion and amortization expense in Q1 2004 is a reflection of the substantial non-cash write-down recorded on the São Bento Mine in fiscal 2003.

Corporate administration expense for Q1 2004 was $1,245 compared to Q1 2003 of $1,038. Higher corporate administration expense in 2004 reflects additional administration support required as the Company increases development activity. Increased corporate activity dedicated to growth initiatives required additional staffing.

Exploration expenses for Q1 2004 were $927 compared to $250 in Q1 2003.  The total amount spent in Q1 2004 is comprised of $469 relating to Turkey, $216 for Brazil and $242 in China.  Prior to 2003 the Company had been severely limited by cash availability to pursue exploration opportunities. Most of the Company's exploration expenditures during these years were in payment of landholding and care and maintenance costs in Brazil and Turkey. With the elimination of the Company's debt and the substantial increase in Eldorado's cash position, the Company is actively pursing new exploration targets in Brazil, Turkey and China.

In 2003 the Company recorded a substantial foreign exchange gain that resulted directly from Management's decision to hold a substantial portion of the equity raised in Canadian dollars.  The strengthening of the Canadian dollar vs. the U.S. dollar during 2003 created the realized gain.  The strengthening of the US dollar during the first quarter of 2004 negatively impacted foreign exchange.  The Company continues to monitor the currency exchange rates in managing its cash balances.

The Company uses the fair value accounting based method for stock options.   On January 30, 2004 the Compensation Committee and the Board of Directors completed its annual review of compensation and granted 3,390,000 stock options to new and existing employees, officers and directors of the Company resulting in stock compensation expense of $3,316.

Income Taxes

Current tax recovery for 2004 was $1,845 compared to current tax expense of $118 in 2003.  The significant recovery in 2004 is a result of the reversal of the remaining Brazilian withholding tax liability from the completion of the restructuring of Eldorado's inter-company debt.

The future tax recovery of $670 is a result of Brazilian Real depreciation during Q1 2004 and a partial reversal of the previously booked foreign exchange gain on the inter-company loans.

Related Party Transactions

The Company has no related party transactions to report.

Management's Discussion and Analysis

First quarter ended March 31, 2004 and 2003

Expressed in thousands of U.S. dollars except per share and per ounce amounts

5.  Review of Operations

São Bento

Production São Bento Mine

Production Highlights (All figures in U.S. Dollars)
	Q1	Q1
	2004	2003
Gold Production
Sao Bento Mine, Brazil
Ore tonnes	90,586	92,104
Grade (grams/tonne)	8.18	9.55
Ounces	21,158	21,831
Cash Operating Cost ($/oz.)	276	215
Total Cash Cost ($/oz.)	284	222
Total Production Cost ($/oz.)	341	338

Gold Sold
Ounces	22,793	23,854
Realized Price ($/oz.)	408	356

In Q1 2004, the São Bento Mine produced 21,158 ounces of gold at a cash cost of $276/oz. compared to 21,831 ounces at a cash cost of $215/oz. in Q1 2003.  Higher cash costs were caused mainly by a strengthening of the Real from an average of 3.49 to the U.S. dollar in Q1 2003 to an average of 2.89 in Q1 2004 plus rising inflation rates.  The Brazilian inflation rate in 2003 was approximately 9% compared to forecast 2004 rate of 6%. As the mine deepens and moves further away from the existing bottom at 23rd level it becomes more challenging to sustain historical production levels.  In order to address this issue the Company announced on April 2, 2003 its intention to deepen the shaft at the Sao Bento Mine. The shaft deepening project is in progress and the Company expects the deepened shaft to be commissioned in 2005. The concrete lined shaft will be deepened by 370 meters from the 23rd level to the 28th level at an approximate cost of $12,000. This shaft deepening will provide a bottom working elevation approximately 1,300 meters below surface at the Mine's 28th level. The capital that is required to complete the shaft is being provided by internally generated cash flow from the São Bento Mine.

In Q1 2004 São Bento mined 90,586 tonnes of ore at a grade of 8.18 grams per tonne compared to 92,104 tonnes of ore in Q1 2003 at a grade of 9.55 grams per tonne. Of the 92,104 tons of ore mined in Q1 2003 approximately 12,000 tonnes remained in above ground inventory as a result of the shut down of the #1 autoclave at that time for scheduled maintenance.  This increase in above ground ore inventory explains a large inventory change of $14/oz in the calculation of cash costs in Q1 2003.

Q1 2004 cash costs at São Bento were $276/oz. compared to $215/oz. in 2003. The cash cost for Q1 2003 includes $14/oz. reduction in costs a result of increase in ore inventory at the mine site, as explained in the previous paragraph. Higher cash costs in Q1 2004 when compared to Q1 2003 were caused mainly by a strengthening of the Brazilian Real and rising inflation rates in 2003.  The Real appreciated from an average of 3.49 to the U.S. dollar in Q1 2003 to an average of 2.89 in Q1 2004.  Brazilian inflation rate in 2003 was approximately 9%.

Management's Discussion and Analysis

First quarter ended March 31, 2004 and 2003

Expressed in thousands of U.S. dollars except per share and per ounce amounts

Consolidated Gold Production Cost per Ounce
	Q1	Q1
	2004	2003

Direct mining expenses	$269	$219
Inventory change	-	(14)
Third party smelting, refining and transportation	5	5
Vancouver costs	3	5
By-product credits	(1)	-
Cash operating cost per ounce	$276	$215

Royalties and Production taxes	8	7
Total cash costs per ounce	$284	$222

Depreciation, Depletion and Amortization	49	116
Foreign Exchange (Gain)/ Loss	3	(5)
Reclamation and mine closure	5	5
Total production costs per ounce	$341	$338

7.

Liquidity and Capital Resources

Cash and Financial Conditions

Eldorado's cash position including term deposits increased from $41,571 at March 31, 2003 to $93,630 as at March 31, 2004.  The Company's working capital was $97,811 as at March 31, 2004 compared with a working capital of $41,392 as at March 31, 2003.  The Company's cash position decreased by $11,835 from the December 31, 2003 year-end due primarily to on-going development expenditures including the acquisition of all the necessary private lands for the Kisladag Gold Project.  Currently the Company is debt and hedge free with no off balance sheet financing structures in place.  This positions the Company to continue with its strategy for value added growth.  Cash is available to fund construction of the Kisladag Mine and to continue with exploration in Brazil, Turkey and China.

In addition, operating costs quarter on quarter increased at the São Bento Mine by approximately 24.1%.  The increase in operating costs is a direct result of a strengthening Brazilian Real increased inflation and increased costs as the mining is conducted beneath the present shaft bottom.

Eldorado's consolidated cash from operations for Q1 2004 was $1,565 compared to $1,202 in Q1 2003.

Management's Discussion and Analysis

First quarter ended March 31, 2004 and 2003

Expressed in thousands of U.S. dollars except per share and per ounce amounts

Investing Activities

During Q1 2004, Eldorado spent $13,339 on investing activities, of which $2,979 were on property, plant and equipment mainly at São Bento, $10,394 on mineral properties and deferred development in Turkey and received net proceeds of $34 on the sale of investments.

In 2003 São Bento commenced the shaft deepening project presently scheduled for completion in 2005.  The completion of the shaft deepening project will facilitate mining both above and below the Mine's 30th level.

Financing Activities

In Q1 2004 stock options were exercised for cash of $418 and warrants were exercised for $32.  In the past three years the Company has raised $126,590, net of fees, in public financing, which has been used to eliminate debt and fund Eldorado's ongoing operations and development.

8.  Risks and Uncertainties

Gold Price

Eldorado's profitability is linked to the price of gold as its revenues are derived primarily from gold mining. Gold prices are affected by numerous factors beyond the Company's control, including central bank sales, producer hedging activities, the relative exchange rate of the U.S. dollar with other major currencies, global and regional demand, political and economic conditions and production costs. Worldwide gold production levels also affect gold prices. In addition, the price of gold has on occasion been subject to rapid short-term changes due to speculative activities.

Exploration and Development

The costs and results of Eldorado's exploration and development programs affect its profitability and value. As mines have limited lives based on proven reserves, Eldorado actively seeks to replace and expand its reserves, primarily through acquisitions, exploration and development of its existing operations and recognizance exploration.  Exploration for minerals involves many risks and may not result in any new economically viable mining operations or yield new reserves to replace and expand current reserves. Determination of reserves is a process of estimation.

Based on current production rates and forecast gold prices, São Bento can sustain production from its current proven and probable reserves for approximately five years.

The acquisition of title to mineral properties is a detailed and time-consuming process. The Company has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest. Although the Company has taken every precaution to ensure that legal title to its properties is properly recorded in the name of the Company, there can be no assurance that such title will ultimately be secured.

Capital and Operational

The Company's exploration development and operations are located in Brazil, Turkey and China and face potential political risks in these territories. The business of gold mining involves many operational risks and hazards. Through high operational standards, emphasis on hiring and training of appropriately skilled personnel and operational improvements, Eldorado works to reduce the risks associated with its projects.

Management's Discussion and Analysis

First quarter ended March 31, 2004 and 2003

Expressed in thousands of U.S. dollars except per share and per ounce amounts

The Company maintains adequate insurance to cover normal business risk. The Company has one producing mine.  Any adverse development affecting São Bento would have an adverse effect on the Company's financial performance.

The Company depends on a number of key employees.  The loss of any one could have an adverse effect on the Company.  The success of the Company depends on attracting and maintaining qualified personnel in a competitive labour environment.

The Company has sufficient financial resources to undertake its presently planned exploration and development program.  Further exploration and development of mineral resource properties or acqusitions beyond this may require additional capital.  Accordingly, the continuing development of the Company's projects will depend upon the Company's ability to obtain financing through the joint venturing of projects, debt financing, and equity financing or other means. There is no assurance that the Company would be successful in obtaining the required financing.

Environmental

Eldorado's activities are subject to extensive federal, provincial, state and local laws and regulations governing environmental protection and employee health and safety. Eldorado is required to obtain governmental permits and provide associated financial assurance to carry on certain activities. Eldorado is also subject to various reclamation-related conditions imposed under federal, state or provincial air, water quality and mine reclamation rules and permits.

While Eldorado has budgeted for future capital and operating expenditures to maintain compliance with environmental laws and permits, there can be no assurance that these laws will not change in the future in a manner that could have an adverse effect on the Company's financial condition, liquidity or results of operations.

Laws and Regulations

Eldorado's mining operations and exploration activities are subject to extensive federal, provincial, state and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters. Such laws and regulations are subject to change which may restrict the Company's ability to operate. Eldorado draws on the expertise and commitment of its Management team, its advisors, its employees and contractors to ensure compliance with current laws and foster a climate of open communication and co-operation with regulatory bodies.

Currency Fluctuations

Eldorado's operating results and cash flows are affected by changes in the U.S.$/Brazilian Real exchange, the U.S.$/Turkish Lira ("Lira") exchange rate, and the U.S.$/Canadian dollar exchange rate as substantially all revenues are earned in U.S. dollars but the majority of the operating and capital expenditures are in Reals, Lira or Canadian dollars.

Political Risk

Eldorado conducts operations in a number of countries, namely Brazil, Turkey and China.  These operations are potentially subject to a number of political, economic and other risks.  Eldorado is not able to determine the impact of political, economic or other risks on its future financial position.

Management's Discussion and Analysis

First quarter ended March 31, 2004 and 2003

Expressed in thousands of U.S. dollars except per share and per ounce amounts

9.  Outlook

The Company anticipates continuing operations at São Bento for 2004 and beyond. In Q1 2004 São Bento produced 21,158 oz. of gold 3.1% less than forecasted.  Continued congestion underground associated with waste development at depth and the Shaft Deepening Project necessitate a reduction in planned production to approximately 85,000 ounces for the year.  Due to this reduction in planned production and other adverse factors as previously noted affecting operations, anticipated cash costs for the year have been upwardly revised to $270 per ounce for 2004, with 2005 production forecast to be 94,000 ounces at $240 per ounce. The Shaft Deepening Project at São Bento continues according to plan, which will provide access to reserves and resources at the deeper levels of the Mine. The Company expects to complete the Shaft Deepening Project in 2005.

With the completion of the acquisition of all private lands required for development of the Kisladag Project the Company is set to proceed with the final stages in the permitting process, specifically the submission of the Zoning Plan and application for the Construction Permit leading to a construction decision in Q2 2004.  In addition, the Company is moving forward to secure timely delivery of the long lead time items particularly the crushing system required for the Project. The Company is forecasting gold production to begin in 2005.

The Company is currently proceeding with an Environmental Impact Assessment Report for its Efemçukuru Gold Project, Turkey.  Upon receipt of a positive certificate from the Minister of Environment, the Company plans to commence additional drilling on the property, in preparation to completing a feasibility study in 2005.  Litigation has been filed against the Ministry of Energy and Natural Resources to cancel the mineral license for Efemçukuru. The basis of the litigation against the project is an alleged threat to the water quality in the Izmir catchment.  At the Company's request, it has been added as a co-defendant in the litigation proceedings. The Company is assisting the Ministry with the preparation of documents to be filed with the Administrative Court of Izmir.  The Company believes that this litigation has no merit and is of the opinion that this litigation will not effect the advancement of the project.

Eldorado continues its review of the China National Gold Group Corporation ("CNGC") assets and during the Q1 2004 the Framework Agreement, signed September 26, 2003, was extended until May 31, 2004.  Eldorado is also reviewing assets outside of those held by CNGC in China.  The Company continues to work towards establishing a permanent operating base in China to forward its intention to become a gold producer in China by establishing a representative office in Beijing and applying for a business license in the Q2 2004.

10.  Non – GAAP Measures

The Company has included certain non-GAAP performance measures throughout this document.  These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies.  Eldorado believes that, in addition to conventional measures, prepared in accordance with Canadian GAAP, certain investors use this information to evaluate Eldorado's performance.  Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.  Set out below are definitions for these performance measures and reconciliation's of the non-GAAP measures to reported GAAP measures.

Management's Discussion and Analysis

First quarter ended March 31, 2004 and 2003

Expressed in thousands of U.S. dollars except per share and per ounce amounts

Unit costs:

A reconciliation of cash operating costs calculated in accordance with the Gold Institute Standard to the cost of sales is included below: